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EXHIBIT 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE ANNOUNCES FINANCIAL RESULTS FOR
THIRD QUARTER FISCAL YEAR 2012

        OTTAWA, Canada, January 11, 2012 — DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced financial results for the third quarter of fiscal year 2012, ended November 30, 2011. All figures are in U.S. dollars and were prepared in accordance with U.S. generally accepted accounting principles.

        Revenue for the third quarter of fiscal year 2012 was $11.8 million, compared with $13.6 million in the second quarter of fiscal year 2012 and $27.0 million in the third quarter of fiscal year 2011. Revenue from customers within North America was $8.2 million, compared with $11.8 million in the second quarter of this fiscal year and $22.8 million in the third quarter of fiscal year 2011. DragonWave had two customers who each contributed more than 10% of revenue in the third quarter.

        Gross margin for the third quarter of fiscal year 2012 was 41%, compared with 42% in the second quarter of fiscal year 2012 and 48% in the third quarter of fiscal year 2011. Net and comprehensive loss applicable to shareholders in the third quarter of fiscal year 2012 was $8.0 million or ($0.23) per diluted share. This compares to a net and comprehensive loss applicable to shareholders of $2.2 million or ($0.06) per diluted share in the second quarter of fiscal year 2012 and net loss of $0.04 million, which equated to ($0.00) per diluted share in the third quarter of fiscal year 2011.

        "We took a major step forward in our global diversification and growth strategy this quarter through the transformational comprehensive agreements we announced jointly with Nokia Siemens Networks, including our plans to acquire NSN's microwave transport business," said DragonWave President and CEO Peter Allen. "This strategic relationship with NSN will further strengthen our market-leading product and technology base and substantially expand opportunities with major mobile operators throughout the world. We continue to expect the planned acquisition to close in the first quarter of calendar 2012."

        Cash, cash equivalents, restricted cash, and short-term investments totaled $60.2 million, compared to $71.6 million at the end of the second quarter of fiscal year 2012, and $89.7 million at the end of the fourth quarter of fiscal year 2011.

        Revenue for the first nine months of fiscal year 2012 was $36.5 million, compared to $102.9 million for the same period of fiscal year 2011. Net and comprehensive loss applicable to shareholders for the first nine months of fiscal year 2012 was $20.1 million or ($0.57) per diluted share, compared to net and comprehensive income applicable to shareholders of $10.9 million or $0.29 per diluted share for the first nine months of fiscal year 2011.

Revenue Outlook for Fourth Quarter Fiscal Year 2012

        DragonWave expects revenue for the fourth quarter of fiscal year 2012 to be in the range of $12.0 million to $15.0 million. This does not include any revenue from the planned acquisition of NSN's microwave transport business, as the precise closing date of the acquisition has not yet been determined.

Webcast and Conference Call Details:

        The DragonWave management team will discuss the results on a webcast and conference call beginning at 8:30 a.m. Eastern Time tomorrow, January 12, 2012.

        The live webcast and presentation slides will be available at the Investor Relations section of the DragonWave website at: http://investor.dragonwaveinc.com/events.cfm

        An archive of the webcast will be available at the same link.

        Conference call dial-in numbers:

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  Toll-free North America: (866) 393-0571

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  International: (760) 536-8545

About DragonWave

        DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave's carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave's products is wireless network backhaul. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave's corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America. For more information, visit http://www.dragonwaveinc.com.

        DragonWave® is a registered trademark of DragonWave Inc.

Forward-Looking Statements

        Certain statements in this release, including the estimate of the revenue range for the fourth quarter of fiscal year 2012 and the statements regarding the proposed transactions involving Nokia Siemens Networks (the "NSN Transactions"), constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws. These statements are subject to certain assumptions, risks and uncertainties. Material factors and assumptions used to develop revenue estimates include DragonWave's expectations regarding: the network deployment plans of its existing and new customers, and the volume and timing of orders, shipments and revenue recognition. Material factors and assumptions relating to the NSN Transactions include the parties' beliefs regarding the industry and markets in which the parties operate; successful completion of the proposed transaction; expectations regarding potential synergies and prospects for the business if the transaction is closed. The NSN Transactions are subject to risks, including: the risks that the parties will not proceed with the transactions for any reason; that the ultimate terms of the transactions will differ from those that are currently contemplated; that if the transactions are completed, that expected synergies will not materialize; that unexpected costs will be incurred to integrate the business; or that end-customer demand will not meet expectations. In particular, the completion of the NSN Transactions is subject to a number of terms and conditions, including, without limitation, no occurrence of a material adverse effect. These conditions to the transaction may not be satisfied, in which case the NSN Transactions could be modified, restructured or terminated. Material risks and uncertainties following closing of the NSN Transactions are described under the heading "Risks and Uncertainties" in the MD&A dated January 11, 2012 and on pages 20 and 21 of the Company's Annual Information Form, dated May 4, 2011. Readers are cautioned not to place undue reliance on forward-looking statements. These statements are provided to assist external stakeholders in understanding DragonWave's expectations as of the date of this release and may not be appropriate for other purposes. Actual results, performance, achievements or developments of DragonWave may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors, in addition to those detailed above, that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in DragonWave's Annual Information Form dated May 4, 2011 and other public documents filed by DragonWave with Canadian and United States securities regulatory authorities, which are available at www.sedar.com and www.sec.gov, respectively, and include the following:

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  DragonWave relies on a small number of customers for a large percentage of its revenue and DragonWave's future growth depends on the success of its customer diversification efforts.

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  DragonWave's growth is dependent on the development and growth of the market for high-capacity wireless communications services.

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  Network deployment plans by DragonWave's existing and potential customers are capital intensive and the timing of such deployments is affected by such customers' access to capital.

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  DragonWave faces intense competition from several competitors and if it does not compete effectively with these competitors, its revenues may not grow and could decline. DragonWave also faces competition from indirect competitors.

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  DragonWave relies on its suppliers to supply components for its products and the Company is exposed to the risk that these suppliers will not be able to supply components on a timely basis, or at all.

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  DragonWave's success depends on its ability to develop new products and enhance existing products.

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  If DragonWave is required to change its pricing models to compete successfully, its margins and operating results may be adversely affected.

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  DragonWave's quarterly revenue and operating results can be difficult to predict and can fluctuate substantially.

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  DragonWave has a lengthy and variable sales cycle.

        DragonWave assumes no obligation to update or revise any forward-looking statements or forward-looking information, whether because of new information, future events or otherwise, except as expressly required by law.

Investor Contact & Media Contact:
John Lawlor
VP, Investor Relations
DragonWave Inc.
jlawlor@dragonwaveinc.com
Tel: 613-895-7000

 CONSOLIDATED BALANCE SHEETS
Expressed in US $000's except share and per share amounts
(unaudited)

	As at November 30, 2011	As at February 28, 2011
Assets
Current Assets
Cash and cash equivalents	57,927	77,819
Restricted cash	132	714
Short term investments	2,123	11,181
Trade receivables	12,302	11,579
Inventory	29,608	28,204
Other current assets	5,866	5,306
Deferred income tax asset	365	553

	108,323	135,356
Long Term Assets
Property and equipment	5,990	7,560
Deferred income tax asset	2,393	808
Intangible assets	5,495	14,929
Goodwill	11,927	11,927

	25,805	35,224
Total Assets	134,128	170,580

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	12,496	15,967
Deferred revenue	1,233	1,453
Contingent royalty	300	622
Contingent consideration	2,470	14,622

	16,499	32,664
Long Term Liabilities
Contingent royalty	1,431	3,290
Other long term liabilities	1,184	1,999

	2,615	5,289
Commitments
Shareholders' equity
Capital stock	172,189	171,570
Contributed surplus	4,211	2,642
Deficit	(52,080)	(31,967)
Accumulated other comprehensive loss (AOCL)	(9,693)	(9,618)

Total Shareholder's equity	114,627	132,627
Non-controlling interests	387	—

Total Equity	115,014	132,627
Total Liabilities and Shareholder's equity	134,128	170,580

Shares issued & outstanding	35,567,896	35,421,893

 CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)
Expressed in US $000's except share and per share amounts
(unaudited)

	Three months ended November 30		Nine months ended November 30
	2011	2010	2011	2010
REVENUE	11,830	27,008	36,506	102,905
Cost of sales	6,992	14,049	21,249	56,763

Gross profit	4,838	12,959	15,257	46,142

EXPENSES
Research and development	5,661	4,817	18,623	13,104
Selling and marketing	3,793	4,735	11,722	13,339
General and administrative	4,704	3,286	11,793	8,453
Government assistance	(265)	(246)	(902)	(246)

	13,893	12,592	41,236	34,650

Income (loss) before amortization of intangible assets and other items	(9,055)	367	(25,979)	11,492
Amortization of intangible assets	(404)	(277)	(1,613)	(421)
Accretion expense	(60)	(122)	(612)	(122)
Interest income	143	88	354	196
Investment gain (loss)	1	155	21	168
Impairment of intangible assets	—	—	(8,315)	—
Gain on change in estimate of contingent liabilities	1,362	—	14,523	—
Foreign exchange gain	(202)	(44)	(118)	142

Income (loss) before income taxes	(8,215)	167	(21,739)	11,455
Income tax expense (recovery)	(157)	209	(1,458)	566

Net Income (loss)	(8,058)	(42)	(20,281)	10,889
Net Loss Attributable to Non-Controlling Interest	41	—	168	—

Net Income (Loss) applicable to shareholders	(8,017)	(42)	(20,113)	10,889
Foreign currency translation differences for foreign operations	57	—	75	—

Net and Comprehensive Income (Loss) applicable to shareholders	(8,074)	(42)	(20,188)	10,889
Income (loss) per share
Basic	(0.23)	(0.00)	(0.57)	0.30
Diluted	(0.23)	(0.00)	(0.57)	0.29
Weighted Average Shares Outstanding
Basic	35,542,247	35,125,724	35,486,924	36,010,148
Diluted	35,542,247	35,125,724	35,486,924	36,957,219

 CONSOLIDATED STATEMENTS OF CASH FLOWS
Expressed in US $000's
(unaudited)

	Three months ended November 30		Nine months ended November 30
	2011	2010	2011	2010
Operating Activities
Net Income (Loss)	(8,058)	(42)	(20,281)	10,889
Items not affecting cash
Amortization of property and equipment	839	761	2,513	2,126
Amortization of intangible assets	404	277	1,613	421
Accretion expense	60	122	612	122
Non cash royalty amortization	(21)	—	(423)	—
Impairment of intangible assets	—	—	8,315	—
Gain on change in estimate of contingent liabilities	(1,362)	—	(14,523)	—
Stock-based compensation	475	331	1,549	946
Unrealized foreign exchange loss	56	100	130	290
Non cash future income tax expense (recovery)	(157)	92	(1,458)	92
Inventory impairment	29	538	190	1,188
Unrealized gain on short term investments	11	74	(53)	58
Accrued interest on short term investments	(17)	(46)	(19)	(86)

	(7,741)	2,207	(21,835)	16,046
Changes in non-cash working capital items	(3,220)	3,997	(6,551)	(11,327)

	(10,961)	6,204	(28,386)	4,719

Investing Activities
Acquisition of property and equipment	(274)	(402)	(943)	(3,208)
Acquisition of intangible assets	(91)	(200)	(494)	(536)
Acquisition of Axerra Networks Inc., net of cash acquired	—	(8,700)	—	(8,700)
Purchase of short term investments	—	—	(22,432)	(115,225)
Maturity of short term investments	7,077	7,429	31,562	76,228

	6,712	(1,873)	7,693	(51,441)

Financing Activities
Share repurchase	—	(415)	—	(10,738)
Equity contribution by non-controlling interest in DW-HFCL	—	—	555	—
Issuance of common shares net of issuance costs	106	142	450	353

	106	(273)	1,005	(10,385)

Effect of foreign exchange on cash and cash equivalents	(112)	(100)	(204)	(290)
Net increase (decrease) in cash and cash equivalents	(4,255)	3,958	(19,892)	(57,397)
Cash and cash equivalents at beginning of period	62,182	43,921	77,819	105,276

Cash and cash equivalents at end of period	57,927	47,879	57,927	47,879

Cash paid during the period for interest	—	194	—	194

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  EXHIBIT 99.1
DRAGONWAVE ANNOUNCES FINANCIAL RESULTS FOR THIRD QUARTER FISCAL YEAR 2012
CONSOLIDATED BALANCE SHEETS Expressed in US $000's except share and per share amounts (unaudited)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) Expressed in US $000's except share and per share amounts (unaudited)
CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in US $000's (unaudited)